Exhibit 99.(e)(1)

Minister’s Executive Summary

Overview of Budget 2009 – the road to recovery

The global economy is experiencing the deepest, most synchronised, recession since the 1930s. As an open, trading country, New Zealand has been greatly affected by world events. Furthermore, the global recession has highlighted problems already evident in the New Zealand economy, which were limiting our future growth prospects.

Budget 2009 starts New Zealand on the road to recovery, putting in place policies to help ensure that the New Zealand economy emerges strongly from this recession and provides the strong growth, high incomes and quality public services this Government wants into the future.

In this Budget, the Government has focused on three objectives:

•             helping New Zealanders through the recession and supporting jobs

•             lifting productivity and raising New Zealand’s international competitiveness, and

•             taking steps to keep government debt under control.

We have maintained entitlements, giving New Zealanders security in uncertain times. Our net increase in new spending on public services of $5.8 billion from 2008/09 to 2012/13 will help to maintain economic activity and therefore support jobs.  Budget projections also include $1.45 billion in new capital initiatives in the next five years and allow for a further $6 billion of capital initiatives in the following four Budgets starting from 2010.  Increased investment in infrastructure, among other policies, will put New Zealand on a stronger footing for future growth.

We have absorbed much of the shock of the recession on the Government’s balance sheet, therefore cushioning its effects on New Zealanders. However, we have also put in place measures to ensure that the Government’s debt does not grow to unmanageable levels, as it would in the absence of any policy response.

Keeping debt under control enables future governments to spend more money on public services or tax cuts, rather than interest payments, and it ensures that capital continues to be available at an acceptable cost to New Zealand businesses.

The combination of policies in Budget 2009 puts New Zealand in a better position to take advantage of the global recovery, building off our natural advantages and the skills of our people.

Following this Budget, the Government’s focus over the next year will be on rebuilding business confidence, which will help preserve and create jobs, and on ensuring that young people retain a connection with the labour market and improve their skills.

Budget 2009 is delivered against a backdrop of economic and fiscal challenges

The onset of the global recession has been rapid.  As recently as a year ago, the economic and financial conditions the world now faces would have been considered highly unlikely. The global recession has affected New Zealand both directly, through a reduction in demand from our trading partners, and indirectly, through a contraction in global credit. In addition, it has highlighted some structural imbalances already present in the New Zealand economy.

The international downturn has coincided with a New Zealand economy that was already in recession.  Fundamental imbalances in our economy had been left unaddressed.  They prevented New Zealand from making the most of a period of golden economic weather.

Recent growth in New Zealand has been fuelled by excessive household and government spending, with insufficient growth and investment in the internationally competitive sectors of the economy. Export growth has been poor and our current account deficit has grown unsustainably large. Between 2000 and 2008, labour productivity in New Zealand grew by an average of only 1.3 percent per annum, the lowest of any recent New Zealand growth cycle.

The current recession will pass. However, unless we address these economic imbalances they will simply re-emerge in the future, and be a handbrake on future growth.

The challenge facing the Government is therefore to allow these imbalances to unwind –thereby putting New Zealand on a much firmer footing for sustainable future growth – but to do so in a way that avoids the bulk of any burden of readjustment falling on those least able to bear it.

Recovery from recession is likely to be slow at first, with modest growth forecast late in 2009, picking up somewhat during 2010.

Throughout the forecast period the New Zealand economy will be smaller than was expected in the 2008 Budget. Over the next three years alone, the nominal economy will lose around $50 billion of nominal output, compared with what was forecast in Budget 2008.

As a result, tax revenue will be lower than expected. Expenses, however, will continue to rise, as the Government works to deliver stronger public services and meets the increased costs of entitlements. The resulting gap between revenue and expenses will have to be made up by increased borrowing.

At the moment, this is the right response to the conditions facing New Zealand. It helps maintain economic activity, support jobs, and buffer the economy during the recession.

However, a growing mountain of government debt would put New Zealand at risk of an adverse reaction from overseas investors and rating agencies, which would in turn result in increased borrowing costs for businesses and households.  As an indication, if the cost of capital were to increase by 0.5 percent, then given New Zealand’s gross external liabilities of $248 billion as at December 2008, the additional impost on New Zealanders could be around $1 billion.  This is roughly equivalent to a 2 percent reduction in all government expenditure or an equivalent increase in taxation.

The Government’s own borrowing costs would also rise, meaning that less money would be available to fund public services.  Future generations would be weighed down by a large debt burden.

New Zealand’s future economic prosperity depends on the Government getting on top of this rising debt.

Budget 2009 has been written to respond to these economic and fiscal challenges. The Budget focuses on three main objectives: helping New Zealanders through the recession and supporting jobs; lifting productivity and raising New Zealand’s international competitiveness; and taking steps to keep future government debt under control.

Budget spending decisions focus on increasing New Zealand’s capital base and implementing the Government’s priorities.

The objectives are, of course, interlinked. Investing in infrastructure, for example, helps to maintain employment during the recession but also lifts productivity. Keeping debt under control enables future governments to spend more money on public services, rather than interest payments, but also ensures that lenders continue to provide much-needed capital to New Zealand businesses.

Alongside the domestic initiatives, the Government is actively pursuing New Zealand’s interests abroad, through a comprehensive free trade agenda, improving the impact of New Zealand’s offshore network and refocusing official development assistance towards economic development and our Pacific neighbours.

Helping New Zealanders through the recession and supporting jobs

The most important thing the Government can do to support jobs, and give people security during the recession, is to maintain its spending on entitlements and public services. Spending decisions in Budget 2009 demonstrate the Government’s ongoing commitment to cushioning New Zealanders from the hardest edges of the recession.

In Budget 2009 we are:

•             maintaining all entitlements to income support, including New Zealand Superannuation, benefits and the Working for Families scheme

•             increasing spending on front-line public services, particularly in health, education, and justice, and

•             fulfilling many of our remaining election commitments.

These elements of Budget 2009 give New Zealanders security in uncertain times, and help to maintain economic activity, thereby supporting jobs. They show our commitment to protecting and enhancing the public services that New Zealanders value.

Already this year Government has announced a range of measures that provide support for people and businesses in the short term.  These include:

•             the ReStart package for people made redundant during the recession

•             a voluntary 90-day trial employment period for new workers in small businesses

•             the Job Support scheme, which helps employers and workers who agree to a nine day fortnight

•             a tax assistance package for business to make it easier for smaller businesses to manage their cash flows and meet their tax obligations, and

•             income tax cuts on 1 April 2009.

Budget 2009 also looks beyond the current downturn.  It is focused on correcting the imbalances in the economy and then shifting the economy into a higher growth gear.

Lifting productivity and raising New Zealand’s international competitiveness

In the longer term increases in productivity are needed, with a focus on international competitiveness, to permanently raise New Zealanders’ living standards and create jobs.

Budget 2009 is the first step in a longer-term programme to raise productivity.

The tax cuts the Government introduced on 1 April 2009 will reward hard work, and help encourage people to invest in their own skills to earn and keep more of the money they earn.

Looking forward, government initiatives to lift productivity fall into four broad areas:

•             increasing the Government’s investment in much-needed infrastructure

•             removing roadblocks to growth by improving the regulatory environment under which businesses operate

•             lifting the literacy and numeracy skills of our young people, and

•             improving the productivity of the public sector.

The Government is committed to reducing unnecessary compliance costs. It has initiated a number of first-round changes to the Resource Management Act (1991) and is actively reviewing the Overseas Investment Act (2005), the Building Act (2004) and electricity market regulation. These regulatory reviews, amongst others, will result in changes to legislation that help lighten the load the Government places on businesses.

The Government is focused on addressing the problem of educational underachievement. It has legislated for national standards in literacy and numeracy and is working with schools to implement them. Budget 2009 provides funding specifically to help students meet national standards, as well as funding to build new schools, modernise existing schools and expand capacity.

Meanwhile, the Government’s ongoing focus on value for money in the public sector, and its drive to shift resources from the back office to the front line, will ensure that the Government delivers better services from the resources it uses, thereby lifting productivity.

Increasing New Zealand’s capital base

Part of lifting productivity and international competitiveness is ensuring that the Government’s own capital spending delivers lasting benefits for New Zealanders.  The Government is committed to ensuring that New Zealand is serviced by the infrastructure needed for world class performance.

To achieve this, the Government intends to spend $7.5 billion on new capital initiatives over the next five Budgets including Budget 2009.  This is facilitated by an increase in the new capital spending allowance to $1.45 billion each Budget through the forecast period. This rises to $1.65 billion in Budget 2013.

This investment is being made despite the downturn.  It is indicative of the Government’s determination to emerge with a strengthened economy. Ongoing investments in infrastructure will deliver considerable returns to New Zealanders for generations to come.

This process began earlier this year when the Government brought forward nearly $500 million of capital spending in roads, housing and school building to boost the economy and improve infrastructure.  A number of these projects are now underway.

Table 1 – New capital initiatives

$ million, June years	2008/09	2009/10	2010/11	2011/12	2012/13	Total
Economic Development	12	8	1	—	—	21
Education	(3)	183	145	12	1	340
Government Administration	13	3	—	—	—	16
Health	—	58	51	71	70	250
Infrastructure	507	475	14	(20)	—	975
Law and Order	4	201	55	—	—	261
Research, Science and Technology	—	1	16	—	—	17
Social Services	—	21	—	—	—	21
Line by Line Review Savings	(50)	(71)	(16)	3	4	(131)
Other Savings and Adjustments	(265)	(28)	(94)	(90)	(85)	(563)
Contingency	—	105	75	63	—	243
Total Budget 2009 Initiatives	218	956	247	39	(10)	1,450

Note – Other savings and adjustments is comprised of savings not associated with the line by line reviews (discontinuing the New Zealand Fast Forward Fund, the Broadband Investment Fund, and the R&D Tax Credit) as well as operating to capital swaps for the Health Sector, and capital to operating swaps for Broadband and the Primary Growth Partnership.

New roads

The Government has released its new Government Policy Statement on transport.  This signals increased investment in the state highway network of about $1 billion over the next three years.  Total spending will be $10.7 billion over the next decade. The increased investment is part funded from user charges and the reallocation of expenditure from non-state highway activities.  In addition, specific Crown funding provided for rail has freed up $258 million from the National Land Transport Fund for state highway expenditure.

This investment is in addition to the Crown investment in transport infrastructure of $142 million announced as part of the February package of programmes to bring forward infrastructure spending.

Rail

In addition to $258 million of new rail funding, the Government has agreed to make a debt facility available to KiwiRail.  This includes $115 million to fund its purchase of 20 new locomotives and to provide it with access to working capital.  In Budget 2009 we are announcing an additional $90 million of operating support for KiwiRail.

Broadband

The Government has committed to spending up to $1.5 billion to accelerate the roll-out of ultra-fast broadband to 75 percent of New Zealanders within the next six years. Budget 2009 reflects the first instalment of this funding and provides $290 million of initial funding.  This is made up of:

•             $200 million of capital for broadband infrastructure

•             $48 million for investment in rural broadband infrastructure

•             $34 million to make schools broadband-ready, and

•             $8 million to fund the operational costs of the broadband initiative.

Home insulation

Another area where the Budget looks to make long-term improvements is in home insulation.  As part of a major investment in household energy efficiency, more than 180,000 New Zealand homes will have access to grants for insulation and clean heating over the next four years.

Budget 2009 allocates $323.3 million over four years for this campaign to fit homes with insulation and clean heating devices such as heat pumps and approved wood burners.

The scheme, which is open to owners and occupiers of houses built before 2000, will start on July 1 this year.

The investment is made up of $243.7 million of new funding, on top of the Energy Efficiency and Conservation Authority’s (EECA) existing $79.6 million interest subsidies and Home Grants programmes.

The Government’s spending priorities

Budget 2009 includes a net increase in new operating initiatives that totals $5.8 billion across the period from 2008/09 to 2012/13.  In the 2012/13 year these new initiatives total $1.45 billion.  Some initiatives are front-loaded into 2009/10 to help take the worst edges off the effects of the recession.

The increase in new operating initiatives, as well as changes in benefit forecasts and other forecast changes, results in a total increase in core Crown expenses of $2.9 billion in the 2009/10 fiscal year, after including the impact of savings in the 2009/10 year.

The combined impact of these increases, as well as projected future budget spending, is an increase of $16.4 billion in core Crown expenses between 2007/08 and 2012/13.

Table 2 – New operating initiatives

$ million, June years	2008/09	2009/10	2010/11	2011/12	2012/13	Total
Economic Development	312	280	(18)	299	304	1,178
Education	(97)	304	348	393	389	1,337
Government Administration	42	36	(8)	(30)	(5)	34
Health	(102)	692	712	720	728	2,750
Infrastructure	27	201	—	—	—	228
Law and Order	(12)	211	291	299	307	1,097
Research, Science and Technology	(1)	29	29	29	29	114
Social Services	26	114	133	152	162	586
Line by Line Review Savings	(154)	(301)	(553)	(591)	(549)	(2,147)
Other Savings and Adjustments	29	(101)	(140)	(152)	(177)	(542)
Contingency	—	254	336	313	262	1,165
Total Budget 2009 Initiatives	70	1,719	1,130	1,431	1,450	5,800

Note – Other savings and adjustments is comprised of savings not associated with the line by line reviews (discontinuing the New Zealand Fast Forward Fund, the Broadband Investment Fund, and the R&D Tax Credit) as well as operating to capital swaps for the Health Sector, and capital to operating swaps for Broadband and the Primary Growth Partnership.

Establishing spending priorities

The incoming Government has carefully scrutinised existing spending baselines, evaluating current programmes against our priorities and expenditure commitments.  A total of $2 billion in spending over four years was identified that either did not accord with our priorities, or that could be better used elsewhere.  Reprioritisation within departments, particularly the Ministries of Education, Economic Development and Foreign Affairs and Trade, make up a large share of these savings.

The Government has also removed a number of unfunded commitments made by the previous Government.  These were specific items that had been proposed, but not funded, in earlier Budgets.

This scrutiny of existing baselines is not a one-off exercise.  In future Budgets we will continue to seek to shift spending away from lower-priority areas.  This will require a new way of working from the public sector and a focus on delivering better services with the same resources.

Details of major spending decisions are included below.

Health

The 2009 Budget includes a significant commitment to improving health access and services, based on a $750 million annual allocation and totalling $3 billion between 2008/09 and 2012/13 of new capital and operating spending. $102 million has been reprioritised from 2008/09 to advance capital priorities. The health package includes:

•             Increased funding for health services: The most significant health initiative is a $2.1 billion boost to DHB spending for services to their local communities. This includes $139 million for subsidised medicines, $46 million to devolve some hospital services to primary care and $90 million to improve aged care facilities and respite care for those being cared for at home.

•             $70 million for up to 800 additional health professionals to increase services for New Zealanders needing elective surgery.

•             60 new medical training places and 50 extra places for general practitioner training at a combined cost of $43 million.

•             $103 million to meet increased maternity service needs.

•             Healthy Housing: $100 million for the New Zealand Insulation Fund, of the $323 million put aside for the Fund, to create healthier living environments and reduce the risks of illness (in Vote Energy).

•             Elsewhere in health we have allocated $245 million for capital infrastructure.  This will be allocated across hospital developments, including the Government’s plan to increase elective operating theatre capacity.

Education

Budget 2009 includes $1.3 billion in new operating spending between 2008/09 and 2012/13 and $340 million in capital spending to deliver on the Government’s manifesto commitments in the education areas.  New spending includes the following:

•             Schools funding will continue to increase, particularly to increase teacher numbers and salaries, as well as providing for a larger operating grant.

•             A $523 million boost for the 21st century building programme in this Budget to build new schools, modernise existing schools and expand capacity.

•             $36 million to support improvements in numeracy and literacy standards.

•             $51 million so that special education students can access support from the Ongoing and Reviewable Resourcing Schemes.

•             Early childhood education (ECE) will receive $70 million over the next four years. From 1 July 2010 five year olds and children attending playcentres and kōhanga reo will be eligible for 20 hours ECE.  From 1 July 2011, the six-hour daily limit will be removed.

Justice

Budget 2009 provides $701 million in operating funding and $256 million in capital funding over the next four years for initiatives across the justice sector.  Major initiatives include:

•             $163 million in operating spending and $20 million in capital to put 600 new Police onto the streets by 2011.

•             $219 million in operating spending over four years and $146 million capital over the next two years to construct nearly 1,000 extra prison beds through increased double bunking at five prisons, plus $24 million in capital over the next three years for initial design and planning work for further additional beds.

•             $205 million in operating spending over four years and $51 million in capital over the next two years to manage the increased number of offenders serving community-based sentences and improve the quality of parole and home detention management.

•             Specific funding has been set aside for police-issued domestic protection orders, the final amount of which will be confirmed once the Government has agreed the details of this policy.

•             Specific funding has been set aside to combat money laundering and the financing of terrorism, the final amount of which will be confirmed once the Government has agreed the details of this policy.

Research and development

Budget 2009 includes $114 million in new operating spending and $17 million in capital, across the forecast period, for research, science and technology. This includes increased funding to the CRI Capability Fund, the Marsden Fund, Health Research and the introduction of $1 million for Prime Minister’s Prizes for Science. The Budget also includes a capital injection of $16 million into the high-speed Kiwi Advanced Research and Education Network to ensure that our researchers can conduct research to international standards.

Primary sector

Primary sector growth and innovation is boosted by $190 million over four years through the Primary Growth Partnership.  When fully operating in 2012/13, the partnership will see the Government investing $70 million annually in primary sector innovation, matched dollar-for-dollar by industry.  The partnership will invest in significant programmes of research and innovation to deliver economic growth across the primary and food sectors.

Taking steps to keep Government debt under control

The previous Government increased its spending markedly over recent years. In the absence of any policy response, the future path for Government spending, together with the weak outlook for revenue over the next few years, would result in permanent budget deficits and in Government gross debt rising from 20 percent of GDP to 70 percent of GDP by 2023.

At 70 percent of GDP, the Crown’s gross debt would translate to around $45,000 for every New Zealander. Simply paying the interest on this debt would impose a huge cost on the New Zealand economy.  The Government’s own borrowing costs would rise, meaning that less money would be available to fund public services. Future generations would be weighed down by a large debt burden.

The Government finds that outlook completely unacceptable.

Budget 2009 demonstrates the Government’s strong commitment to getting its budget balance back into surplus, to keeping the increase in Crown debt to a manageable level and to eventually lowering this debt.

Reducing deficits, and bringing debt back under control, requires:

•             restraining growth in government spending

•             maintaining the Crown’s revenue base in future years, and

•             better ongoing management of the Crown’s assets and liabilities.

Budget 2009 addresses each of these areas.

As a result of the measures adopted in this Budget, government gross debt is expected to reach a peak of only 43 percent of GDP in 2016/17, as shown on page 1, before beginning to decline as a percentage of GDP.

In the future, the Government will be focusing on managing assets as well as liabilities, to provide a complete picture of the Crown’s fiscal position.  We will therefore be using net debt as our preferred fiscal indicator, as explained in the Fiscal Strategy Report (FSR).  As a result of the measures adopted in this Budget, net debt remains under 40 percent of GDP throughout the projection period and begins to trend downwards after 2016/17 (figure 4).

Getting debt under control has involved making a number of difficult choices.

First, the Government has decided to reduce its operating allowance for new budget spending to a maximum of $1.1 billion in 2010/11. For following Budgets, the operating allowance will grow at a rate of 2 percent per annum.  The allowance for new capital spending will remain at $1.45 billion in future Budgets, until increasing to $1.65 billion in Budget 2013.

These operating allowances will be considerably smaller than recent allowances, making the Government’s focus on value for money in the public sector even more important.

Second, the Government has decided to delay the personal income tax cuts scheduled for 2010 and 2011.

This Government believes that lower personal income taxes benefit the economy, by providing incentives to work hard and get ahead.  Lower taxes make New Zealand more attractive for skilled people and graduates. However, the severity of the current recession means that the tax cuts scheduled for 2010 and 2011 are currently unaffordable.

Even with the measures we are taking in this Budget, the operating balance before gains and losses is forecast to record deficits of $7.7 billion in 2009/10 and $9.3 billion in

2010/11. In these circumstances, the Government would have to borrow even more than it already plans to, in order to pay for tax cuts. That would be reckless.

As part of future budget processes, the delayed tax cuts will be assessed to see if they are affordable.

Finally, the Government has decided to suspend automatic contributions to the New Zealand Superannuation Fund (NZS Fund), as permitted by the Fund’s governing legislation.

This will not affect people’s entitlements to New Zealand Superannuation. The Government’s commitment to maintaining these is absolute. New Zealand Superannuation will continue to be paid at a minimum 66 percent of the average wage, from the age of 65. Future funding at this level is locked into the Government’s long-term spending path and is reflected in all of the Budget projections.

The NZS Fund was established as a way to set aside budget surpluses. Those budget surpluses no longer exist, so the Government would have to borrow to make its full NZS Fund contributions. Next year the Government would have to borrow just under $30 million a week, or $1.5 billion a year, to put into the NZS Fund, to invest mainly in global financial markets.  This contribution would have grown to over $2 billion per annum over the next decade, with a corresponding increase in debt.

The Government has therefore decided not to make the required contributions to the NZS Fund until the operating balance is sufficient in terms of cash flow to meet contributions and other capital spending.  Future contributions are scheduled to recommence from 2020/21 and will continue for a decade until withdrawals from the Fund begin around 2031.  The existing investments will remain in place in the interim.

As at 31 March the Government had approximately $30 billion invested through its various Crown Financial Institutions.  About half of this was in growth assets.  The government will accordingly benefit or lose substantially from future fluctuations in these markets.

In the meantime, the Government will consider on an annual basis whether to make any partial contributions to the Superannuation Fund.

In 2009/10, the Government will make a contribution of $250 million.  This is to assist the Fund to find suitable investment opportunities in New Zealand, and to supplement the supply of capital to local businesses. The contribution is consistent with the Government’s policy of increasing the proportion of the Fund’s assets that are held locally.

Future fiscal intentions

As set out in the Fiscal Strategy Report, the Government’s future fiscal plans will focus on managing total debt at prudent levels. Over the short to medium term it is prudent to allow an increase in debt to deal with the current economic and fiscal shock. However, we need to ensure that this increase is eventually reversed and that we return to a level of debt that can act as a buffer against future shocks.

We will do this by ensuring that net debt remains consistently below 40 percent of GDP, and is brought back to around 30 percent by no later than the early 2020s. Over the longer term, we consider that it is prudent to have net debt closer to 20 percent of GDP and we will work towards this as conditions permit.

Achieving this objective means we will be better placed to absorb economic shocks and be in a better position to deal with the fiscal challenges of an ageing population.

Conclusion

Budget 2009 has been prepared against a very difficult economic and fiscal backdrop. Across the world, economic activity is contracting, unemployment is rising and tax revenue is falling.  The Government is managing through this downturn without making drastic changes – these would only add to the pain and dislocation felt by New Zealand households and businesses. We need to build on current investment in skills, keep people connected to the workforce and continue building productive infrastructure to create an environment that encourages jobs and growth.

Budget 2009 shows that the Government is absorbing much of the shock of the recession on its own balance sheet, thereby cushioning its effects on New Zealanders and helping to support jobs.

We have been able to fund public services, meet many election commitments, maintain entitlements and meet the increased cost of benefits, while at the same time taking the first steps towards improving productivity and competitiveness in the longer term. The Government is determined that the economy will make the adjustments it needs and emerge in better shape once the recession ends.

It is entirely appropriate that government debt should rise during the recession. However, over the longer term, high levels of government debt would be a handbrake on the New Zealand economy. Budget 2009 therefore puts in place policies which will bring the budget back in surplus, keep the increase in debt to a manageable level, and eventually lower it.

The Government is confident about New Zealand’s prospects over the next few years. We believe New Zealand has a genuine opportunity to emerge from the current recession in a stronger position than most other countries.

New Zealanders are resilient, confident and resourceful. Starting with this Budget, the Government’s focus will be on rebuilding business confidence, which will help preserve and create jobs. We will also introduce measures to ensure that young people retain a connection with the labour market and maintain their skills, and are therefore in a position to take advantage of the recovery.

Emerging out of this recession into a period of strong growth, high incomes and quality public services will take considered, sensible and pragmatic economic policies. Budget 2009 starts New Zealand on this road to recovery.

Bill English

Minister of Finance

Economic and Fiscal Data at a Glance

Economic Data

March years	2009	2010	2011	2012	2013
Real GDP growth (annual average % change)	-0.9	-1.7	1.8	2.9	4.0
Inflation (annual % change March quarter)	3.0	2.4	1.7	1.2	1.6
90-day interest rate (March quarter)	3.7	2.5	2.5	3.8	5.4
Unemployment rate (March quarter)	5.0	7.5	7.5	6.3	5.1

Fiscal Data

June years	2009	2010	2011	2012	2013
Core Crown expenses ($m)	62,363	65,282	67,446	70,361	73,440
Core Crown revenue ($m)	58,874	56,771	57,518	60,538	65,046
Operating balance before gains and losses ($m)	-2,916	-7,739	-9,265	-9,583	-8,423
Net debt ($m)	15,482	27,319	39,759	51,910	62,634
Net debt (% of GDP)	8.7	15.6	21.8	27.1	30.9
GSID ($m)	44,217	50,973	62,427	70,657	78,469
GSID (% of GDP)	24.8	29.1	34.2	36.9	38.7